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383 2/22/06

SECURITI 06002221 SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-16994 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31,2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Warren G. Towne

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Sunset Lane
(No. and Street)

| Fond du Lac | WI | 54935 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren G. Towne (920) 921-6595
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michler Associates
(Name — *if individual, state last, first, middle name*)

| 104 South Main Street | Fond du Lac, | WI | 54935 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| 3/1/06 |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Warren G. Towne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warren G. Towne, as of December 31, ~~19~~2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Sole Proprietor

Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MICHLER ASSOCIATES**
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
W. M. GRESENZ, CPA

PHONE: 922-2920

January 25, 2006

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

Our examination of the financial condition of Warren G. Towne, Sole Proprietor, as of December 31, 2005, revealed no major inadequacies in the accounting system, internal accounting controls, procedures for safeguarding securities and practices and procedures referred to in paragraph (g) (1) of SEC Rule 17a-5.

MICHLER ASSOCIATES

Thomas A. Michler

Certified Public Accountant

**MICHLER ASSOCIATES**
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
W. M. GRESENZ, CPA

PHONE: 922-2920

January 25, 2006

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

There were no material differences in net capital report filed with SEC and FOCUS report filed with NASD as of December 31, 2005.

MICHLER ASSOCIATES

Thomas A. Michler
Certified Public Accountant

**MICHLER ASSOCIATES**
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
W. M. GRESENZ, CPA

PHONE: 922-2920

January 25, 2006

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

Warren G. Towne, Sole Proprietor, Fond du Lac, Wisconsin, is in compliance with the exemptive provisions of SEC Rule 15c3 as of December 31, 2005, and no facts have come to our attention indicating that such conditions had not been complied with during the year ended December 31, 2005.

MICHLER ASSOCIATES

Thomas A. Michler
Certified Public Accountant

TOWNE, WARREN GORDON

File No. 8-16944

595 Sunset Lane     Fond du Lac, WI  54935

December 31, 2005

Affirmation to Financial Statement

I, Warren G. Towne, Sole Proprietor do hereby swear that, to the best of my knowledge and belief, the financial statements are true and correct.

Signed,

Warren G. Towne

STATE OF WISCONSIN )
) SS
COUNTY OF FOND DU LAC )

Subscribed and sworn to before me this

7th day of February, 2006

Notary Public, Fond du Lac, Wisconsin

My Commission expires 7-27-08

**MICHLER ASSOCIATES**
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
W. M. GRESENZ, CPA

PHONE: 922-2920

January 25, 2006

Mr. Warren G. Towne
595 Sunset Lane
Fond du Lac, WI 54935

Dear Sir:

We have examined the balance sheet of Warren G. Towne, Sole Proprietor, as of December 31, 2005 and the related statements of income and ownership equity and changes in financial position for the year then ended. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting considered necessary in the circumstances.

In our opinion the aforementioned financial statements present fairly the financial position of Warren G. Towne, sole proprietor, at December 31, 2005 and the results of the operations and changes in its financial position for the year then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

MICHLER ASSOCIATES

Thomas A. Michler
Certified Public Accountant

**MICHLER ASSOCIATES**
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
W. M. GRESENZ, CPA

PHONE: 922-2920

January 25, 2006

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

In connection with our examination of the answers to the FOCUS report of Warren G. Towne, Sole Proprietor, Fond du Lac, Wisconsin as of December 31, 2005, the following statements are made pursuant to Rule 17a-5 as amended.

Examination of the financial statements of the above date disclosed that the claim for exclusion of Warren G. Towne from membership in the SIPC was consistent with income for the period. He did not hold cash or securities belonging to customers or to their brokers and dealers.

Examination of form x17a-5 disclosed that the nature of the income report properly excluded Warren G. Towne from membership in the SIPC.

MICHLER ASSOCIATES

Thomas A. Michler

Certified Public Accountant

Exhibit A

# Warren G. Towne
## Balance Sheet
## December 31, 2005

| | 12/31/05 | 12/31/04 |
|---|---|---|
| Assets | | |
| Cash | 69,358.87 | 65,125.84 |
| Ownership | | |
| Owner's Equity | 69,358.87 | 65,125.84 |

Exhibit B

# Warren G. Towne
## Statement of Income

December 31, 2005

| | | |
|---|---|---|
| Income | | |
| Commissions | | 14,139.52 |
| Interest | | 1,238.51 |
| | | 15,378.03 |
| Expenses | | |
| Professional Services | 150.00 | |
| Licenses and Fees | 995.00 | 1,145.00 |
| Net Income for Year | | 14,233.03 |

Exhibit C

# Warren G. Towne
## Statement of Ownership Equity

December 31, 2005

| | |
|---|---|
| Balance as of January 1, 2005 | 65,125.84 |
| Net income for Year Ended December 31, 2005 | 14,233.03 |
| | 79,358.87 |
| Less: Ownership Withdrawals | 10,000.00 |
| Balance as of December 31, 2005 | 69,358.87 |

Exhibit D

Warren G. Towne
Statement of Cash Flows

Year Ended December 31, 2005

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Net Income | 14,233.03 |
| Cash Flows from Financial Activities | |
| Capital Withdrawals | (10,000.00) |
| Net Increase (Decrease) in Cash | 4,233.03 |
| Cash, Beginning of Year | 65,125.84 |
| Cash, End of Year | 69,358.87 |

Exhibit E

# Warren G. Towne
## Statements of Changes in Liabilities Subordinated to Claim of General Creditors

December 31, 2005

| | |
|---|---|
| Balance as of December 31, 2004 | 0.00 |
| Balance as of December 31, 2005 | 0.00 |

# Warren G. Towne
## Computation of Net Capital

December 31, 2005

| | |
|---|---|
| Cash | 69,358.87 |
| Additions or Deductions | 0.00 |
| Net Capital | 69,358.87 |

# Warren G. Towne
## Computation of Reserve Requirements

December 31, 2005

| | |
|---|---|
| 6 2/3% of total aggregate indebtedness | 0.00 |
| 2% of combined aggregate debt items | 0.00 |
| Capital Category per Rule 15c3-3 | 5,000.00 |
| Reserve Requirements (greater of above three) | 5,000.00 |